 Exhibit 99.1

Mercurity Fintech Holding Inc. Announces a $5.98 Million Asset Purchase Agreement for the Creation of Web3 Infrastructure

New York, -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH), a digital fintech group powered by blockchain technology, today announced that, on December 15th, 2022, it entered into an asset purchase agreement (the “Agreement”) with Huangtong International Co., Ltd. (the “Huangtong International”), providing for the Company’s acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices,  for an aggregate consideration of  $5,980,000, payable in the Company’s ordinary shares. The investment is made with an aim to own mining machines capable of gathering, processing, and storing vast amounts of data, and to further solidify the Company as a pioneer in the creation of the Web3 framework.

Pursuant to the Agreement, MFH would make the payment for the aforementioned equipment in the form of its ordinary shares, at a stipulated price of $0.0022 per share, in the aggregate amount of 2,718,181,818 shares. The ownership of the crypto-mining equipment will be passed to MFH after the Company successfully issues the Purchase Price Shares to Huangtong International. Huangtong International will remain responsible for the installation of all mining equipment at sites designated by the Company and will also undertake routine maintenance of the devices for one year.

“We are excited to announce that today our company took yet another major step toward the goal of maintaining our position as a leader in Web3 with the investment in an advanced fleet of machines.” said company CEO Shi Qiu.  “As the core infrastructure for the future of Web3, the entire Web3 infrastructure needs to be built over the coming years and our company continues to position itself to not only contribute significantly to its creation, but also to profit considerably from this exciting and ever-expanding space.  We believe that these machines have a high storage capacity and low latency, making them perfect for the creation of Web3 infrastructure. Meanwhile, we expect the infrastructure to enhance the efficiency of our current mining operations and the related crypto mining activities to add new revenue streams to the Company. We’ll continue to advance our vision of Web3 infrastructure, which help set the stage for reaching the revenue and profitability goals.”

About Mercurity Fintech Holding Inc. Limited

Mercurity Fintech Holding Inc. is a digital fintech group powered by blockchain technology. The Company’s primary business scope includes digital asset trading, asset digitization, cross-border remittance and other services, providing compliant, professional, and highly efficient digital financial services to its customers. The Company recently began to narrow in on Bitcoin mining, digital currency investment and trading, and other related fields. This shift has enabled the company to deepen its involvement in all aspects of the blockchain industry, from production to circulation.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.
Vicky Chueng

Tel: +1(646) 866-7989
Email: mfhfintech@iecapitalusa.com